Exhibit 99.1


                                                                        FUNDTECH
                                                                    Expect more.

NEWS
RELEASE

Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoramb@fundtech.com
-------------------



                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------


                   FUNDTECH REPORTS FINANCIAL RESULTS FOR THE

                              FIRST QUARTER OF 2004

         - Quarterly Revenues Grow 17% Year-over-Year to $12.9 Million
                             - GAAP EPS of 2 cents
                           - Adjusted EPS of 6 cents



JERSEY CITY, N.J., -- May 3, 2004, -- Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced its financial results for the first quarter of 2004.

Revenues for the first quarter of 2004 were $12.9 million, unchanged from the fourth quarter of 2003 and 17% higher than $11.0 million in the first quarter of 2003.

On a GAAP (Generally Accepted Accounting Principles) basis, net income for the first quarter of 2004 was $260,000, or $0.02 per diluted share, compared with net income of $675,000, or $0.04 per diluted share, for the fourth quarter of 2003 and a net loss of $(625,000), or $(0.04) per share, in the first quarter of 2003.

Excluding amortization of intangibles and amortization of capitalized software costs, Fundtech's adjusted net profit for the first quarter of 2004 was $900,000, or $0.06 per diluted share, compared with $1,300,000, or $0.09 per diluted share, in the fourth quarter of 2003 and $4,000, or $0.00 per share, in the first quarter of 2003. (See Schedule A Attached to this Press Release -- Reconciliation to GAAP).

"During the first quarter we experienced success selling our Global PAYplus solution in the U.S., and met our revenue and profitability guidance targets," said Fundtech CEO Reuven Ben Menachem. "We also enjoyed positive momentum in our European SwifNet business, continued to increase our recurring revenue base and raised our cash and marketable securities position by $7.8 million to $54.2 million."

Additional first quarter highlights:

o    Closed two CLS system sales, to banks in South Africa and Asia.

o    Closed 30 new deals and added 5 new customers.

o Closed four new system sales in the U.S.; two Global PAYplus, one PAYplus USA and one CASHplus.

o    Received an order from Citibank to implement Global PAYplus in Japan.

o    Topped 100 ASP customers worldwide.

o    Upgraded 11 FEDplus customers to PAYplus USA.

Guidance

The financial guidance provided is current as of today only and the Company undertakes no obligation to update its estimates.


For the second quarter of 2004, Fundtech expects revenues to be between $13.0 million to $13.5 million. In accordance with last quarter's guidance, the Company expects total operating expenses to grow by approximately $500,000 in the second quarter and projects that GAAP earnings per diluted share, including all amortization expenses, will be in the range of $0.01 to $0.03. Excluding all amortization expenses, Fundtech expects adjusted earnings per diluted share to be in the range of $0.05 to $0.07. Amortization expenses for the second quarter are estimated to be approximately $629,000, or $0.04 per share.

In light of the company's first quarter results and second quarter expectations, Fundtech is increasing the full-year 2004 financial guidance range.

Fundtech now expects 2004 revenues to be between $53.5 million and $54.5 million, compared with prior guidance of $52.8 million to $54.3 million. GAAP earnings per diluted share is expected to be between $0.10 and $0.16 compared with prior guidance of $0.06 to $0.15. Earnings per diluted share, before all amortization expenses, is expected to be in the range of $0.26 to $0.32, compared with prior guidance of $0.22 to $0.31.

Company to Host Conference Call

Fundtech management will host a conference call at 8:30 a.m. (ET) today to discuss its first-quarter 2004 results and to answer questions from the investment community.

To participate, please call 866-500-4964 or 011-972-3-925-5910 and ask for the Fundtech Call. From Israel, please dial (03) 925-5910.

A replay of the conference call will be available for playback from noon (ET) today until 12:00 a.m. (ET) Monday, May 10. The replay may be accessed by dialing 877-332-1104 or 972 (3) 9255934.

This call will also be webcast live on: http://www.fundtech.com.



About Fundtech

Fundtech (www.fundtech.com) is a leading provider of software solutions and services that facilitate payments, settlement and cash management by enabling businesses and their banks to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet software products automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time. Its solutions have been sold to hundreds of financial institutions around the globe.

Forward Looking Statements:

Statements included in this news release may contain forward-looking statements. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may relate, but are not limited, to projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including it's Annual Report on Form 20-F for the year ending December 31, 2002, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undo reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

                                      # # #


                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Condensed Consolidated Balance Sheets
                                 (In Thousands)

                                                                    March 31,      December 31,
                                                                      2004            2003
                                                                   ---------       -----------
ASSETS
------

Current assets:
 Cash & cash equivalents                                           $  35,170        $  28,900
 Marketable securities - short term                                    4,909            9,028
 Trade receivables, net                                               13,852           13,009
 Other accounts receivable, prepaid expenses and inventories           2,688            1,936
                                                                   ---------        ---------
  Total current assets                                                56,619           52,873

 Marketable securities - long term                                    14,077            8,436
 Long term trade receivables, net                                        614            1,031
 Severance pay fund                                                      520              520
 Long term deposits                                                    1,359              860
 Property and equipment, net                                           6,506            6,375
 Goodwill, net                                                        10,523           10,523
 Other assets, net                                                     8,313            8,942
                                                                   ---------        ---------
  Total assets                                                     $  98,531        $  89,560
                                                                   =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Current liabilities:
 Trade payables                                                    $   1,988        $     932
 Deferred revenues                                                    12,762            5,112
 Accrued restructuring expenses                                          556              581
 Employee and payroll accruals                                         1,388            2,015
 Other accounts payable and accrued expenses                           3,812            3,050
                                                                   ---------        ---------
  Total current liabilities                                           20,506           11,690

Accrued severance pay                                                    594              586
Accrued restructuring and other expenses                                 636              750
                                                                   ---------        ---------
  Total liabilities                                                   21,736           13,026
                                                                   ---------        ---------

Shareholders' equity:
 Share capital                                                            43               43
 Additional paid-in capital                                          140,783          140,730
 Accumulated other comprehensive income (loss)                          (232)            (180)
 Accumulated deficit                                                 (63,711)         (63,971)
 Treasury stock, at cost                                                 (88)             (88)
                                                                   ---------        ---------
  Total shareholders' equity                                          76,795           76,534
                                                                   ---------        ---------
  Total liabilities and shareholders' equity                       $  98,531        $  89,560
                                                                   =========        =========


Note: Certain prior year amounts have been reclassified to conform to current year presentation.


                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Consolidated Statements of Operations
                 (In Thousands, Except Share and Per Share Data)


                                                                              Three Months Ended
                                                                                  March 31,
                                                                                  ---------
                                                                           2004               2003
                                                                       ------------       ------------
Revenues:
 Software license                                                      $      3,453       $      3,109
 Software hosting                                                             1,817              1,375
 Maintenance                                                                  4,105              3,476
 Services [a]                                                                 3,500              2,835
 Hardware sales                                                                  27                244
                                                                       ------------       ------------
   Total Revenues                                                            12,902             11,039
                                                                       ------------       ------------

Operating expenses:
 Software licenses costs                                                        150                110
 Amortization of capitalized software development costs                         394                394
 Amortization of other intangible assets                                        235                235
 Maintenance, hosting and services costs [a]                                  4,847              4,340
 Hardware costs                                                                  19                204
 Software development                                                         2,540              2,471
 Selling and marketing, net                                                   2,743              2,360
 General and administrative                                                   1,780              1,669
                                                                       ------------       ------------
   Total operating expenses                                                  12,708             11,783
                                                                       ------------       ------------

Operating income (loss)                                                         194               (744)
 Financial income, net                                                          179                179
 Income taxes                                                                  (113)               (60)
                                                                       ------------       ------------
   Net income (loss)                                                   $        260       $       (625)
                                                                       ============       ============

Net income (loss) per share:
 Net income (loss) used in computing income per share                  $        260       $       (625)
 Basic income (loss) per share                                         $       0.02       $      (0.04)
 Diluted income (loss) per share                                       $       0.02       $      (0.04)
Shares used in computing:
 Basic income (loss) per share                                           14,532,549         14,321,452
 Diluted income (loss) per share                                         15,332,028         14,321,452

Adjusted net income (loss) per share:
 Adjusted net income (loss) used in computing income per share         $        889       $          4
 Adjusted net income (loss)  per share                                 $       0.06       $       0.00
Shares used in computing adjusted net income (loss) per share            15,332,028         14,321,452

Reconciliation of net loss to adjusted net income:
 Net income (loss)                                                     $        260       $       (625)
  Amortization                                                                  629                629
  Restructuring and related expenses                                             --                 --
  Loss recognized on receivable settlement                                       --                 --
                                                                       ------------       ------------
 Adjusted net income                                                   $        889       $          4
                                                                       ============       ============


Note: Certain prior year amounts have been reclassified to conform to current year presentation.

[a] Includes costs invoiced to customers of $351 and $193 for the three months ended March 31, 2004 and 2003, respectively.


                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Consolidated Statement of Cash Flows
                                 (In Thousands)

                                                                                Three Months Ended
                                                                                     March 31,
                                                                                     --------
                                                                               2004            2003
                                                                             ---------       --------

CASH FLOWS FROM OPERATIONS:
 Net income (loss)                                                           $    260        $   (625)
 Adjustments to reconcile net income to net cash used
  in operating activities:
  Depreciation and amortization                                                 1,315           1,409
  Decrease (increase) in trade receivables and long
    term-trade receivables                                                       (453)          1,747
  (Increase) decrease in other accounts receivable, prepaid
    expenses and inventories                                                     (764)           (149)
  (Decrease) increase in trade payables                                         1,059             220
  (Decrease) increase in deferred revenues                                      7,718           6,842
  Increase (decrease) in employee and payroll accruals                           (614)           (283)
  (Decrease) increase in other payables and accrued expenses                      770             795
  (Decrease) increase in accrued non-recurring expenses                          (139)           (827)
  Increase (decrease) in accrued severance pay, net                                 8               3
  Decrease (increase) in accrued interest on marketable securities                (15)              9
                                                                             --------        --------
    Net cash provided by (used in) operations                                   9,145           9,141
                                                                             --------        --------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from held to maturity marketable securities                           4,069           4,886
 (Investment in) long term held-to-maturity marketable securities              (5,576)             --
 Purchase of property and equipment                                              (856)           (869)
 Reduction (increase) in long-term lease deposits                                (499)            100
                                                                             --------        --------
    Net cash (used in) investing activities                                    (2,862)          4,117
                                                                             --------        --------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from the issuance of share capital and exercise
   of stock options and warrants, net                                              53              --
                                                                             --------        --------
    Net cash provided by financing activities                                      53              --
                                                                             --------        --------

Effect of exchange rate on cash and cash equivalents                              (66)            121
                                                                             --------        --------

Increase in cash and cash equivalents                                           6,270          13,379
Cash and cash equivalents at the beginning of the period                       28,900          26,571
                                                                             --------        --------
Cash and cash equivalents at the end of the period                           $ 35,170        $ 39,950
                                                                             ========        ========


                           Schedule A to Press Release

                             Reconciliation to GAAP
                 (In Thousands, Except Share and Per Share Data)

The following information sets forth Fundtech's calculation of adjusted net income (loss) as contained in the company's press release:

                                                                              Three Months Ended
                                                                          ---------------------------
                                                                                   March 31,
                                                                                   ---------
                                                                              2004            2003
                                                                          ----------       ----------

Reconciliation of net income (loss) to adjusted net income:

 Net income (loss)                                                        $       260 [a]  $      (625) [a]
  Restructuring and related expenses                                               --               --
  Amortization of capitalized software development costs                          394              394
  Amortization of other intangible assets                                         235              235
  Loss recognized on receivable settlement                                         --               --
                                                                          -----------      -----------
 Adjusted net income                                                      $       889      $         4
                                                                          ===========      ===========

Adjusted net income per share                                             $      0.06      $        --
                                                                          ===========      ===========

Shares used in computing adjusted net income per share                     15,332,028       14,321,452


[a] Net income per share (diluted) was approximately $0.02 for the three months ended March 31, 2004 and net (loss) per share was approximately ($0.04) the three months ended March 31, 2003.